SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

DELMAR PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

247078108

  (CUSIP Number)

Jeffrey Bacha

DelMar Pharmaceuticals, Inc.

Suite 720-999 West Broadway

Vancouver, British Columbia

Canada V5Z 1K5

(604) 629-5989

With Copies To:

Jeff Cahlon, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, New York 10006

Tel: (212) 930-9700

Fax: (212) 930-9725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 28, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 247078108	13D

1	NAME OF REPORTING PERSONS

Jeffrey Bacha
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

4,049,527
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	4,049,527
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,049,527 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1%**
14	TYPE OF REPORTING PERSON

IN

 * Includes 3,498,542 shares issuable upon exchange of Exchangeable Shares (including 660,000 shares held in trust) and 500,000 shares issuable upon exercise of options exercisable within 60 days.

** Represents the percentage ownership based on 32,596,028 shares of common stock of DelMar Pharmaceuticals, Inc. outstanding as of October 30, 2014. Under applicable regulations, a person is deemed to have beneficial ownership of any shares of common stock which he may acquire within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

2

 Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns 4,049,527 shares of the Issuer’s common stock, which represents approximately 11.1% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 4,049,527 shares of common stock of the Issuer.

(c)	On September 18, 2014, the Reporting Person purchased 4,000 shares of common stock for a purchase price of $0.98 per share. On October 28, 2014, 2,388,541 Exchangeable Shares held in trust by the Reporting Person were released to a shareholder beneficiary. Other than as reported herein, the Reporting Person has not effected any transactions in securities of the Issuer since the most recent filing of Schedule 13D.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 4,049,527 shares of common stock reported in Item 5(a).

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

October 31, 2014	/s/ Jeffrey Bacha
Jeffrey Bacha

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